UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For November 4, 2002



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 4, 2002  -  Acquisition




Bunzl expands outsourcing services in AUSTRALASIA


Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired Lesnie's from Van Hessen BV. Lesnie's is a leading distributor of supplies to food processors and retailers in Australasia. Based in Sydney, the business operates from eleven locations and had sales of A$51 million in 2001. Net assets at completion are estimated to be A$10 million on a net debt free basis.

Commenting on the acquisition Anthony Habgood, Chairman of Bunzl, said:

"Lesnie's is an excellent addition to our successful and growing Outsourcing Services business. It significantly expands our position in the market and extends our coverage of food processors."


Enquiries:

Bunzl plc:                                             Finsbury:
Anthony Habgood, Chairman                              Roland Rudd
David Williams, Finance Director                       Morgan Bone
Tel: 020 7495 4950                                     Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 4, 2002                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman